Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com
FINANCIAL RESULTS   •   RÉSULTATS FINANCIERS   •   FINANZERGEBNISSE

Novartis delivered strong sales growth with core margin expansion, built leading advanced therapy platforms and focused the company in 2018
•	Full year net sales up 5% (cc1, +6% USD) driven by strong performance of growth drivers:
o	Pharmaceuticals BU grew 7% (cc) driven by Cosentyx USD 2.8 billion (+36% cc) and Entresto USD 1.0 billion (+102% cc)
o	Oncology BU grew 9% (cc) driven by AAA[2] (USD 0.4 billion) including Lutathera, Promacta/Revolade USD 1.2 billion (+35% cc) and Tafinlar + Mekinist USD 1.2 billion (+31% cc)
•	Full year core[1] operating income grew 8% mainly driven by higher sales and gross margin expansion
•	Net income was USD 12.6 billion (+64%) including a USD 5.7 billion net gain from the divestment of OTC JV. Operating income declined 5% mainly due to M&A transactions and restructurings
•	Free cash flow[1] grew 12% to USD 11.7 billion driven by strong operating cash flows
•	Focused the company with transformational deals during 2018:
o	Consumer healthcare JV stake divested to GSK for USD 13.0 billion
o	Announced proposal to spin-off Alcon Division[3]; on track for H1 2019
o	Sandoz began transformation with reshaping the portfolio[4], geographic focus and a leaner cost structure
•	Built leading advanced therapy platforms:
o	Gene therapy – Acquired AveXis and in-licensed Luxturna
o	Radioligand therapy – Acquired AAA and Endocyte
o	Cell therapy – Expanding Kymriah global manufacturing including multiple collaborations
•	Four additional products reached blockbuster status in 2018; Lutathera, Aimovig and Kymriah for DLBCL were launched; additional ten key launches on track by 2020
•	Alcon sales grew 5% (cc, +6% USD) and core operating income grew 10%; expanding core margin
•	Sandoz sales down -3% (cc, -2% USD) due to US price pressure; Biopharmaceuticals grew 24% (cc)
•	Dividend of CHF 2.85 per share, an increase of 2%, proposed for 2018
•	2019 Group guidance[5]:
o	New focused medicines company[6] - Net sales expected to grow mid single digit (cc); core operating income expected to grow mid to high single digit (cc)
o	Current Group structure[7] - Net sales expected to grow low to mid single digit (cc); core operating income expected to grow mid single digit (cc)
Basel, January 30, 2019 — Commenting on the results, Vas Narasimhan, CEO of Novartis, said:
“In 2018 we reimagined Novartis. We took major steps towards becoming a medicines company that focuses its capital on developing, launching, and creating global access to breakthrough medicines. Together with delivering strong accretive growth, we also advanced our strategic priorities including building new advanced therapy platforms, ramping up productivity and digital efforts, and creating a new culture. Looking ahead, we expect to sustain top and bottom line growth driven by the strength of our in line brands and our exciting lineup of 10 potential blockbuster launches by 2020.”
Key figures[1]	Q4 2018	Q4 2017	% change		FY 2018	FY 2017	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	13 269	12 915	3	6	51 900	49 109	6	5
Operating income	1 299	2 070	-37	-29	8 169	8 629	-5	-5
Net income	1 194	1 976	-40	-32	12 614	7 703	64	64
EPS (USD)	0.52	0.85	-39	-32	5.44	3.28	66	66
Free cash flow	2 939	2 456	20		11 717	10 428	12
Core Operating income	3 387	3 223	5	11	13 823	12 850	8	8
Core Net income	2 881	2 818	2	8	11 938	11 391	5	5
Core EPS (USD)	1.25	1.21	3	9	5.15	4.86	6	6

1 Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 53 of the Condensed Financial Report. Unless otherwise noted, all growth rates in this Release refer to same period in prior year. 2 Advanced Accelerator Applications; 3 Transaction is subject to closing conditions; 4 Sandoz US dermatology and oral solids portfolio announced to be sold to Aurobindo subject to closing considtions 5Forecast assumption that no Gilenya generics enter in 2019; however, generic competitors may still launch at risk
6 Removes Alcon and the Sandoz US dermatology and oral solids portfolio from both 2019 and 2018. 7 Assumes Alcon and the Sandoz US dermatology and oral solids portfolio remain in Novartis group for FY19

Strategy Update

Our long-term strategy is to focus Novartis as a leading medicines company with five priorities: embrace operational excellence, deliver transformative innovation, go big on data and digital, build trust with society, and build a new culture by unleashing the power of our people.

During 2018, we took actions that reflect this strategy and our capital allocation priorities. We concluded the strategic review of Alcon and expect to spin-off the division in H1 2019. Alcon is positioned for sustainable long term top line growth and margin expansion as demonstrated by the strong 2018 results. We agreed to sell the Sandoz US oral solids and dermatology portfolio. Our planned Sandoz transformation is expected to enable us to compete in a more challenging environment by increasing our share of higher-margin differentiated products while driving efficiency with a geographic focus and a lean cost structure. Additionally we sold our stake in the GSK consumer healthcare joint venture for USD 13.0 billion. This capital was re-deployed to drive long term growth through cutting edge advanced therapy platforms, including acquiring AveXis gene therapy, AAA and Endocyte radioligand therapies and expanding global manufacturing capacity for cell therapy Kymriah.

Operationally, four additional drugs reached USD 1.0 billion and three more potential blockbusters were launched, Lutathera, Aimovig and Kymriah in DLBCL. Innovative Medicines margin increased by 1.0 percentage point to 32.0% of sales, and we expect this margin to expand further. Our culture is transforming to become more open, empowered and collaborative. We advanced an enterprise-wide digital transformation including the launch of the first digital cognitive therapy, reSET, and an artificial intelligence program to drive salesforce effectiveness by optimizing visits to healthcare professionals. We continue our journey to rebuild trust with society. For all our new medicines, we will systematically integrate access strategies in our research and development efforts and we are working to develop innovative treatments for under treated diseases. Additionally, Novartis improved to the number 2 ranking in the Access to Medicines Index for 2018.

Executive committee appointment
Susanne Schaffert was appointed CEO, Novartis Oncology and became a member of the Novartis Executive Committee as of January 1, 2019. Susanne joined Novartis more than 20 years ago and has spent the last six years in the Oncology business in various leadership roles, including five years as Europe Region Head and most recently as President of AAA, our radioligand therapy business.
Fourth quarter financials

Net sales were USD 13.3 billion (+3%, +6% cc) in the fourth quarter driven by volume growth of 9 percentage points (cc), mainly from Cosentyx, Entresto, Oncology including AAA, and Alcon. Strong volume growth was partly offset by the negative impacts of pricing (-2 percentage points) and generic competition (-1 percentage point).

Operating income was USD 1.3 billion (-37%, -29% cc) declining mainly due to higher restructuring and impairment charges, and the impacts from M&A transactions and growth investments, partly offset by continued strong sales growth.

Net income was USD 1.2 billion, (-40%, -32% cc) mainly due to the lower operating income. EPS was USD 0.52 (-39%, -32% cc) due to the lower net income.

Core operating income was USD 3.4 billion (+5%, +11% cc) mainly driven by higher Innovative Medicines sales and improved gross margin in all divisions, partly offset by growth and launch investments, including AveXis. Core operating income margin in constant currencies increased by 1.2 percentage points; currency had a negative impact of 0.7 percentage points, resulting in a net increase of 0.5 percentage points to 25.5% of net sales.

Core net income was USD 2.9 billion (+2%, +8% cc) as growth in core operating income was partly offset by the discontinuation of core income from the GSK consumer healthcare joint venture. Core EPS was USD 1.25 (+3%, +9% cc) driven by higher core net income.

Free cash flow amounted to USD 2.9 billion (+20% USD) compared to USD 2.5 billion in prior year mainly driven by higher cash flows from operating activities and lower investments in intangible and financial assets.

Innovative Medicines net sales were USD 9.0 billion (+5%, +9% cc) in the fourth quarter, as Pharmaceuticals BU grew 8% (cc) driven by Cosentyx and Entresto, and Oncology BU grew 11% (cc), driven by AAA including Lutathera, Promacta/Revolade and Tafinlar + Mekinist. Volume contributed 11 percentage points to sales growth. Pricing had a negative impact of 1 percentage point and generic competition a negative impact of 1 percentage point.

Sandoz net sales were USD 2.5 billion (-5%, -2% cc) in the fourth quarter with 7 percentage points of price erosion mainly in the US, partially offset by volume growth of 5 percentage points. Excluding the US, net sales grew 3% (cc). Global sales of Biopharmaceuticals grew 29% (cc) mainly driven by Rixathon (rituximab) and Erelzi (etanercept) in Europe, and Zarxio (filgrastim) in the US.

Alcon net sales were USD 1.8 billion (+2%, +4% cc) in the fourth quarter. Surgical growth of 6% (cc) was driven by continued double-digit growth of advanced technology IOLs (AT-IOLs), as well as continued growth in consumables. Vision Care sales grew 3% (cc), including continued double-digit growth of Dailies Total1 and strong Systane performance.

Full year financials

Net sales were USD 51.9 billion (+6%, +5% cc) in 2018 driven by volume growth of 9 percentage points (cc), mainly driven by Cosentyx, AAA and four additional products reaching blockbuster status (Promacta/Revolade, Tafinlar + Mekinist, Entresto and Xolair). Strong volume growth was partly offset by the negative impacts of pricing (-2 percentage points) and generic competition (-2 percentage points).

Operating income was USD 8.2 billion (-5%, -5% cc), mainly due to the impacts from M&A transactions, higher restructuring and net impairment charges, and growth investments, partly offset by higher sales.

Core operating income was USD 13.8 billion (+8%, +8% cc) driven by higher sales and gross margin, partly offset by growth investments, including AveXis. Core operating income margin in constant currencies increased by 0.7 percentage points; currency had a negative impact of 0.3 percentage points, resulting in a net increase of 0.4 percentage points to 26.6% of net sales.

Free cash flow amounted to USD 11.7 billion (+12% USD) compared to USD 10.4 billion in prior year driven by higher cash flows from operating activities, which includes the receipt of a GSK sales milestone from the divested Vaccines business, partly offset by higher net investments in intangible assets.

Innovative Medicines net sales were USD 34.9 billion (+8%, +8% cc) in the full year. Pharmaceuticals BU grew 7% (cc), driven by Cosentyx reaching USD 2.8 billion and Entresto USD 1.0 billion. Oncology BU grew 9% (cc), driven by AAA including Lutathera, both Promacta/Revolade and Tafinlar + Mekinist reaching USD 1.2 billion and Jakavi. Volume contributed 11 percentage points to sales growth. Generic competition had a negative impact of 2 percentage points. Pricing had a negative impact of 1 percentage point.

Sandoz net sales were USD 9.9 billion (-2%, -3% cc) in 2018 with 8 percentage points of price erosion mainly in the US, partially offset by volume growth of 5 percentage points. Excluding the US, net sales grew by 4% (cc). Global sales of Biopharmaceuticals grew 24% (cc) mainly driven by Rixathon (rituximab) and Erelzi (etanercept) in Europe, and Zarxio (filgrastim) in the US.

Alcon net sales were USD 7.1 billion (+6%, +5% cc) for the full year. Surgical sales grew 7% (cc), with growth across all key product categories, driven mainly by AT-IOLs and consumables. Vision Care sales grew 3% (cc), mainly driven by growth in contact lenses with continued double-digit growth of Dailies Total1.

Key growth drivers (Q4 performance)

Underpinning our financial results in the fourth quarter is a continued focus on key growth drivers including:
•	Cosentyx (USD 806 million, +33% cc) delivered strong volume growth across all indications in the US and EU. In the US sales grew 34% (cc), while in the rest of the world sales grew 32% (cc).
•
Entresto (USD 318 million, +76% cc) continued strong sales growth across all regions. New data from the landmark PIONEER trial shows that initiating Entresto in the hospital setting is safe and provides better outcomes than enalapril.

•	Lutathera (USD 81 million) launch in the US is progressing well, with over 100 centers actively treating. Sales from all AAA brands were USD 135 million in the quarter.
•	Promacta/Revolade (USD 330 million, +32% cc) grew at a strong double-digit rate across all regions driven by increased use in chronic immune thrombocytopenia.
•
Tafinlar + Mekinist (USD 313 million, +31% cc) continued strong double-digit growth due to increased demand in metastatic melanoma and NSCLC across all regions and strong uptake in adjuvant melanoma from our launch in the US and Europe.

•	Jakavi (USD 256 million, +17% cc) continued double-digit growth across all regions driven by the myelofibrosis and polycythemia vera indications.
•	Kisqali sales were USD 60 million (+71% cc). In the US, demand is partly driven by the label extension based on the MONALEESA 3/7 trials, also approved in Europe in December.
•
Kymriah sales were USD 28 million with the US as the main driver. Progress was made on access in Europe with commercial orders in five countries, and Australia approved both indications in December. EMA approved wider commercial specifications in Q4 and a corresponding FDA submission was completed. Additionally, we are expanding global manufacturing including multiple collaborations and doubling the capacity at Morris Plains.

•
Biopharmaceuticals (biosimilars, biopharmaceutical contract manufacturing and Glatopa) grew 29% (cc) to USD 390 million. In Europe, growth was mainly driven by Rixathon (rituximab), Erelzi (etanercept) and the recent launch of Hyrimoz (adalimumab). Additionally Zessly (infliximab) and Ziextenzo (pegfilgrastim) launched during the quarter. In the US growth was mainly driven by Zarxio (filgrastim).

•	Emerging Growth Markets, which comprise all markets except the US, Canada, Western Europe, Japan, Australia and New Zealand, sales declined 1% in USD and grew 7% in cc.

Net sales of the top 20 Innovative Medicines products in Q4 and FY 2018
	Q4 2018	% change		FY 2018	% change
	USD m	USD	cc	USD m	USD	cc
Gilenya	836	1	4	3 341	5	4
Cosentyx	806	31	33	2 837	37	36
Lucentis	520	7	12	2 046	8	7
Tasigna	476	-2	0	1 874	2	1
Sandostatin	399	-5	-3	1 587	-2	-2
Afinitor/Votubia	399	-2	0	1 556	2	2
Gleevec/Glivec	373	-17	-14	1 561	-20	-20
Promacta/Revolade	330	29	32	1 174	35	35
Galvus Group	327	0	6	1 284	4	6
Entresto	318	72	76	1 028	103	102
Tafinlar + Mekinist	313	27	31	1 155	32	31
Exjade/Jadenu	286	2	4	1 099	4	3
Xolair	268	9	14	1 039	13	12
Diovan Group	260	7	12	1 023	7	7
Jakavi	256	12	17	977	26	24
Exforge Group	251	1	5	1 002	4	4
Votrient	198	-7	-4	828	2	2
Ilaris	155	35	40	554	38	39
Travoprost Group	131	-13	-10	517	-12	-12
Zortress/Certican	120	3	8	464	12	12
Total Top 20	7 022	7	11	26 946	10	10

Strengthen R&D - Key developments from the fourth quarter

New approvals and regulatory update
•	Promacta received FDA approval for first-line treatment of severe aplastic anemia (SAA) and Breakthrough Therapy designation for low platelet counts in people exposed to radiation.
•
Luxturna was approved in the EU. Luxturna is a one-time gene therapy to restore vision and prevent blindness in patients with biallelic RPE65 mutations. Novartis licensed Luxturna ex-US rights from Spark Therapeutics.

•	Gilenya was approved in the EU for the treatment of MS in pediatric patients based on the results of the PARADIGMS study.
•	SEG101 (crizanlizumab) received FDA Breakthrough Therapy designation for the prevention of vaso-occlusive crises in sickle cell disease.
•
Sandoz launched reSET digital therapeutic for treatment of patients with Substance Use Disorder (SUD) and obtained FDA clearance for reSET-O digital therapeutic for patients with Opioid Use Disorder (OUD). Part of the partnership with Pear Therapeutics, they are the first FDA-authorized prescription digital therapeutics for SUD and OUD.

•
Sandoz biosimilar Ziextenzo (pegfilgrastim, Amgen’s Neulasta®) was approved and launched in Europe. Ziextenzo is the eighth Sandoz biosimilar to be approved and the fifth major approval in the last two years.

Regulatory submissions and filings
•
Zolgensma[1] (AVXS-101) filed in the US with priority review, in the EU under accelerated assessment, and in Japan with Sakigake designation. Zolgensma represents the first in a proprietary platform to treat rare, monogenic diseases using gene replacement therapy - technology that replaces a missing or defective gene with a functional copy to correct the underlying cause of genetic disease. US and Japan launches on track for H1 2019, EU launch on track for H2 2019.

Results from ongoing trials and other highlights
•
Endocyte acquisition completed, to expand expertise in radiopharmaceuticals and build on our commitment to transformational therapeutic platforms. Acquisition adds 177Lu-PSMA-617, a potential first-in-class radioligand therapy in Phase III development for metastatic castration-resistant prostate cancer (mCRPC).

•
Entresto PIONEER HF trial data presented at AHA showed a 46% reduction in the serious clinical outcomes endpoint, primarily by reducing death and heart failure re-hospitalization, compared to enalapril over 8 weeks in pre-specified exploratory analysis.

•
RTH258 (brolucizumab) two-year data presented at AAO reaffirmed positive year one findings of non-inferiority versus aflibercept and superior reductions in retinal fluid, an important marker of disease activity in patients with neovascular age-related macular degeneration.[2]

•
INC280 (capmatinib) phase II GEOMETRY mono-1 trial data presented at ESMO showed overall response rate of 72.0% and 39.1%, respectively, in treatment-naive and previously treated patients with advanced MET exon-14 skipping mutated non-small cell lung cancer.

•
BYL719 (alpelisib) phase III SOLAR-1 trial data presented at ESMO showed BYL719 plus fulvestrant nearly doubles median Progression Free Survival in patients with PIK3CA mutated HR+/HER2- advanced breast cancer compared to fulvestrant alone.

•
Aimovig (erenumab) LIBERTY study was published in The Lancet. The full data show that more than twice as many patients who had failed 2-4 prior preventive treatments had their migraine days cut by 50% or more as compared to placebo, almost three times as many patients on Aimovig saw a 75% reduction and 6% of patients on Aimovig were completely migraine free.

1 The brand name Zolgensma has been provisionally approved by the FDA for the investigational product AVXS-101 (onasemnogene abeparvovec-xxxx), but the product itself has not received marketing authorization or BLA approval from any regulatory authorities.
2 As previously announced, Brolucizumab met its primary endpoint of non-inferiority versus aflibercept in best corrected visual acuity (BCVA) and exhibited superiority in key retinal outcomes at year one (48 weeks). Secondary endpoints at year two (96 weeks) reaffirmed superiority of brolucizumab 6 mg verses aflibercept in reduction intra-retinal fluid (IRF) and/or sub-retinal fluid (SRF) [24% for brolucizumab 6 mg vs. 37% for aflibercept in HAWK (P=0.0001); 24% vs. 39%, respectively, in HARRIER (P<0.0001)].

Capital structure and net debt
Retaining a good balance between investment in the business, a strong capital structure and attractive shareholder returns remains a priority.

In 2018, Novartis repurchased a total of 23.3 million shares for USD 1.9 billion on the SIX Swiss Exchange second trading line under the CHF 10 billion share buyback authority approved at the 2016 Annual General Meeting. This included 9.3 million shares (USD 0.8 billion) under the new up-to USD 5 billion share buyback announced in June 2018 and 14.0 million shares (USD 1.1 billion) to mitigate dilution related to participation plans of associates. In addition, 1.2 million shares (USD 0.1 billion) were repurchased from associates. In 2018, 15.2 million treasury shares for USD 1.2 billion were delivered as a result of options being exercised and physical share deliveries related to equity-based participation plans. Other share sales resulted in an increase of 3.0 million shares outstanding (USD 0.3 billion). Consequently, the total number of shares outstanding decreased by 6.3 million versus December 31, 2017. These treasury share transactions resulted in an equity decrease of USD 0.5 billion and a net cash outflow of USD 1.3 billion.

As of December 31, 2018, the net debt decreased by USD 2.8 billion to USD 16.2 billion versus December 31, 2017. The decrease was mainly driven by the USD 13.0 billion inflow from the sale of the stake in the GSK consumer healthcare joint venture and the USD 11.7 billion free cash flow in 2018. These inflows were partially offset by the USD 7.0 billion annual dividend payment, M&A transactions of USD 13.9 billion (mainly AveXis Inc., Advanced Accelerator Applications S.A. and Endocyte Inc., all net of cash acquired) and a net cash outflow for treasury share transactions of USD 1.3 billion. As of year-end 2018, the long-term credit rating for the company is A1 with Moody’s Investors Service and AA- with S&P Global Ratings.

2019 Outlook

Barring unforeseen events

New focused medicines company guidance*
Excluding Alcon and the Sandoz US oral solids and dermatology business from both 2018 and 2019

•	Group net sales in 2019 are expected to grow mid-single digit (cc).
•	From a divisional perspective, we expect net sales performance (cc) in 2019 to be as follows:
o	Innovative Medicines: grow mid single digit
o	Sandoz: broadly in line with prior year
•	Group core operating income in 2019 is expected to grow mid to high single digit (cc).

Current Group structure guidance*
Assuming Alcon and the Sandoz US oral solids and dermatology business remain part of Novartis for the full year 2019

•	Group net sales in 2019 are expected to grow low to mid single digit (cc).
•	From a divisional perspective, we expect net sales performance (cc) in 2019 to be as follows:
o	Innovative Medicines: grow mid single digit
o	Sandoz: decline low single digit
o	Alcon: grow low to mid single digit
•	Group core operating income in 2019 is expected to grow mid single digit (cc).
o	Alcon core operating income margin expected to expand in 2019

*All guidance above includes the forecast assumption that no Gilenya generics enter in 2019. However, generic competitors may still launch at risk

Foreign Exchange impact

If late-January exchange rates prevail for the remainder of 2019, the currency impact for the year would be negative 2 percentage point on net sales and negative 3 percentage point on core operating income. The estimated impact of exchange rates on our results is provided monthly on our website.

Alcon: proposed spin-off update

Efforts towards the proposed 100% spin-off of the Alcon eye care division are progressing with the Novartis Board of Directors providing final endorsement of the potential transaction. Novartis shareholders will vote on the proposed spin-off at the Novartis at the Annual General Meeting of Shareholders (AGM) on February 28, 2019 (see below).

A brochure for Novartis shareholders on the proposed Alcon spin-off published today offers an indicative timeline for completion of the transaction during the second quarter of 2019.

In addition to shareholder approval, completion of the proposed Alcon spin-off remains subject to certain conditions precedent, such as no material adverse events, receipt of necessary authorizations as well as tax rulings and opinions.

If all necessary approvals are secured and steps completed, the spin-off would be implemented through the distribution of a dividend-in-kind of Alcon shares to Novartis shareholders and ADR (American Depository Receipt) holders. The distribution is expected to be tax neutral on a US and Swiss income tax basis. If the distribution is approved at the Novartis shareholder meeting and the conditions precedent for it are met, shareholders will receive the following:

• For every 5 Novartis shares: 1 Alcon Share
• For every 5 Novartis ADRs: 1 Alcon Share

The Novartis shareholder brochure also provided the names and biographies of the individuals who will comprise the future Alcon Board of Directors to be led by Chairman Designate, Mike Ball. The Directors are as follows: Lynn Bleil, Arthur Cummings, M.D., David J. Endicott, Thomas Glanzmann, D. Keith Grossman, Scott Maw, Karen May, Ines Pöschel and Dieter Spälti.

The Novartis shareholder brochure for the proposed Alcon spin-off can be accessed here: https://www.novartis.com/sites/www.novartis.com/files/2019-novartis-agm-alcon-en.pdf

Annual General Meeting

Proposed spin-off of the Alcon eye care division
The Novartis Board of Directors has provided final endorsement of the proposed spin-off of the Alcon eye care division. Shareholders will vote on this potential transaction at the 2019 Annual General Meeting of Shareholders to be held on February 28, 2019.

Dividend proposal
The Novartis Board of Directors proposes a dividend payment of CHF 2.85 per share for 2018, up 2% from CHF 2.80 per share in prior year, representing the 22nd consecutive dividend increase since the creation of Novartis in December 1996. Shareholders will vote on this proposal at the 2019 Annual General Meeting.

Reduction of Share Capital
The Board of Directors proposes to cancel 23,250,000 shares repurchased under the seventh share repurchase program in 2018 and reduce the share capital accordingly by CHF 11,625,000, from CHF 1,275,312,410 to CHF 1,263,687,410.

Further Share Repurchase Program
The Board of Directors proposes to launch an eighth share repurchase program up to a maximum of CHF 10 billion until 2022.

Nomination for election to the Board of Directors
The Novartis Board of Directors announced today that it is nominating Mr. Patrice Bula for election to the Board at the 2019 Annual General Meeting. As the Head of Strategic Business Units, Marketing & Sales, as well as Chairman of Nespresso, Mr. Bula is a member of the Executive Board of Nestlé SA, a position he took up in 2011. Before that he held multiple senior leadership positions across Nestlé on three continents, including Market Head of Nestlé Greater China Region, Market Head of Nestlé Germany and Regional Head of Nestlé Southern African Region. With his business focus and many years of experience as a leader in the consumer goods industry across established and emerging markets, Mr. Bula will deepen the Board’s strategy as well as digital and general marketing expertise.

Re-elections of the Chairman and the members of the Board of Directors
The Novartis Board of Directors proposes the re-election of Joerg Reinhardt, Ph.D. (also as Chairman of the Board of Directors), Nancy C. Andrews, M.D., Ph.D., Ton Buechner, Srikant Datar, Ph.D., Elizabeth Doherty, Ann Fudge, Andreas von Planta, Ph.D., Charles L. Sawyers, M.D., Enrico Vanni, Ph.D., Frans van Houten, and William T. Winters as members of the Board of Directors, each until the 2020 Annual General Meeting.

Dimitri Azar, M.D., has decided not to seek another term of office. The Board and management team of Novartis thank Dr. Azar for many years of distinguished services on the Novartis Board of Directors.

Re-elections and election to the Compensation Committee
The Novartis Board of Directors proposes the re-election of Srikant Datar, Ph.D., Ann Fudge, Enrico Vanni, Ph.D., and William T. Winters as members of the Compensation Committee, each until the 2020 Annual General Meeting. In addition, it is proposed to elect Patrice Bula as a member of the Compensation Committee.

Summary Financial Performance

Innovative Medicines	Q4 2018	Q4 2017 restated [1]	% change		FY 2018	FY 2017 restated [1]	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	9 022	8 559	5	9	34 892	32 278	8	8
Operating income	1 300	1 757	-26	-19	7 871	7 595	4	4
As a % of sales	14.4	20.5			22.6	23.5
Core operating income	2 769	2 590	7	13	11 151	10 019	11	11
As a % of sales	30.7	30.3			32.0	31.0
Sandoz	Q4 2018	Q4 2017	% change		FY 2018	FY 2017	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	2 459	2 595	-5	-2	9 859	10 060	-2	-3
Operating income	237	305	-22	-12	1 332	1 368	-3	-2
As a % of sales	9.6	11.8			13.5	13.6
Core operating income	482	543	-11	-5	2 002	2 080	-4	-3
As a % of sales	19.6	20.9			20.3	20.7
Alcon	Q4 2018	Q4 2017 restated [1]	% change		FY 2018	FY 2017 restated [1]	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	1 788	1 761	2	4	7 149	6 771	6	5
Operating loss	- 52	- 28	-86	-8	- 194	- 3	nm	nm
As a % of sales	-2.9	-1.6			-2.7	0.0
Core operating income	280	302	-7	0	1 279	1 168	10	10
As a % of sales	15.7	17.1			17.9	17.3
Corporate	Q4 2018	Q4 2017	% change		FY 2018	FY 2017	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Operating loss	-186	36	nm	nm	-840	-331	-154	-148
Core operating loss	-144	-212	32	30	-609	-417	-46	-43

Total Group	Q4 2018	Q4 2017	% change		FY 2018	FY 2017	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	13 269	12 915	3	6	51 900	49 109	6	5
Operating income	1 299	2 070	-37	-29	8 169	8 629	-5	-5
As a % of sales	9.8	16.0			15.7	17.6
Core operating income	3 387	3 223	5	11	13 823	12 850	8	8
As a % of sales	25.5	25.0			26.6	26.2
Net income	1 194	1 976	-40	-32	12 614	7 703	64	64
EPS (USD)	0.52	0.85	-39	-32	5.44	3.28	66	66
Net cash flows from operating activities	3 766	3 408	11		14 272	12 621	13
Free cash flow	2 939	2 456	20		11 717	10 428	12
nm = not meaningful
[1] Restated to reflect the product transfers between divisions that was effective January 1, 2018.

Detailed financial results accompanying this press release are included in the condensed financial report at the link below:
http://hugin.info/134323/R/2232732/878112.pdf

Disclaimer
This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, that can generally be identified by words such as “platforms,” “proposal,” “on track,” “began transformation”, “to be sold,” “toward” “potential,” “launched,” “proposed,” “guidance,” “expected,” “developing,” “launching,” “creating,” “strategic,” “priorities,” “expect,” “exciting,” “subject to,” “strategy,” “long-term,” “positioned,” “sustainable,” “agreed to sell,” “is transforming,” “launch,” “to drive,” “continue our journey,” “will,” “growth drivers,” “Breakthrough Therapy designation,” “submissions,” “filings,” “accelerated assessment,” “Sakigake designation,” “to expand,” “potential,” “outlook,” “would,” “progressing,” “awaiting,” “priority review,” “planned,” “pipeline,” “enrollment,” “ongoing,” “Fast Track designation,” “continues,” “upcoming,” or similar expressions, or by express or implied discussions regarding potential new products, potential new indications for existing products, or regarding potential future revenues from any such products; or regarding the potential outcome, or financial or other impact on Novartis, of the proposed spinoff of our Alcon Division, or of the proposed divestiture of certain portions of our Sandoz Division business in the US; or regarding the potential impact of the share buyback plan; or regarding potential future sales or earnings of the Group or any of its divisions or potential shareholder returns; or regarding potential future credit ratings of the Group; or by discussions of strategy, plans, expectations or intentions. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. You should not place undue reliance on these statements.  In particular, our expectations could be affected by, among other things: global trends toward healthcare cost containment, including ongoing government, payer and general public pricing and reimbursement pressures and requirements for increased pricing transparency; regulatory actions or delays or government regulation generally, including potential regulatory actions or delays with respect to the proposed transactions or the development of the products described in this Annual Report; the potential that the strategic benefits, synergies or opportunities expected from the proposed transactions may not be realized or may take longer to realize than expected; the inherent uncertainties involved in predicting shareholder returns; the uncertainties inherent in the research and development of new healthcare products, including clinical trial results and additional analysis of existing clinical data; our ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on Novartis of the loss of patent protection and exclusivity on key products that commenced in prior years and will continue this year; safety, quality or manufacturing issues; uncertainties regarding actual or potential legal proceedings, including, among others, actual or potential litigation with respect to the proposed transactions, product liability litigation, litigation and investigations regarding sales and marketing practices, intellectual property disputes and government investigations generally; uncertainties involved in the development or adoption of potentially transformational technologies and business models; our performance on environmental, social and governance measures; general political, economic and trade conditions, including uncertainties regarding the effects of ongoing instability in various parts of the world; uncertainties regarding future global exchange rates; uncertainties regarding future demand for our products; uncertainties regarding potential significant breaches of data security or data privacy, or disruptions of our information technology systems; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

About Novartis
Novartis is reimagining medicine to improve and extend people’s lives. As a leading global medicines company, we use innovative science and digital technologies to create transformative treatments in areas of great medical need. In our quest to find new medicines, we consistently rank among the world’s top companies investing in research and development. Novartis products reach more than 800 million people globally and we are finding innovative ways to expand access to our latest treatments. About 130,000 people of more than 145 nationalities work at Novartis around the world. To learn more, visit www.novartis.com

Novartis will conduct a conference call with investors to discuss this news release today at 14:00 Central European time and 8:00 Eastern Time. A simultaneous webcast of the call for investors and other interested parties may be accessed by visiting the Novartis website. A replay will be available after the live webcast by visiting.
https://www.novartis.com/investors/financial-data/quarterly-results

Detailed financial results accompanying this press release are included in the condensed financial report at the link below. Additional information is provided on Novartis divisions and pipeline of selected compounds in late stage development and a copy of today's earnings call presentation can be found at.
https://www.novartis.com/investors/financial-data/quarterly-results

Novartis issued its 2018 Annual Report today, and it is available at www.novartis.com. Novartis will also file its 2018 Annual Report on Form 20-F with the US Securities and Exchange Commission today, and will post this document on www.novartis.com. Novartis shareholders may receive a hard copy of either of these documents, each of which contains our complete audited financial statements, free of charge, upon request. Novartis also issued its 2018 Novartis in Society report today, and it is available at www.novartis.com.

Important dates
February 28, 2019             Annual General Meeting
April 24, 2019                    First quarter results 2019
May 22-23, 2019               Meet Novartis Management investor event in Boston
July 18, 2019                     Second quarter results 2019
October 22, 2019              Third quarter results 2019